EARTHSHELL LOGO
FOR IMMEDIATE RELEASE
CONTACTS:
                  Media and Investor Inquiries:
                  Vincent J. Truant
                  President and Chief Operating Officer
                  EarthShell Corporation
                  (410) 847-9420
                  WWW.EARTHSHELL.COM
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          EARTHSHELL ANNOUNCES DEBT RESTRUCTURING AND ISSUANCE OF STOCK



SANTA BARBARA, CA, OCTOBER, 11, 2004--EarthShell(R) Corporation (OTCBB: ERTH), innovators of food service packaging designed with the environment in mind, announced today that it has successfully completed transactions which have resulted in the retirement and restructuring of all of the Company's approximately $14 million of long-term debt.



The restructuring has resulted in elimination of $8.7 million of secured debt held by the Company's debenture holders which had been in default in exchange for (i) cash payments; (ii) issuance of approximately 1.6 million shares of common stock of the Company and (iii) issuance of unsecured notes of approximately $2.4 million. In order to provide funding for this transaction, as well as additional working capital, the Company signed an agreement to sell approximately 1.7 million shares of its common stock to MBS, one of the Company's licensees, for $5 million, or $3 per share. $2.7 million of the $5 million MBS stock purchase commitment has been funded to date. The majority of the remaining long term debt of the Company which was held by the Company's two affiliates, EKI and Biotec, and which totaled approximately $4.8 million was then converted into an aggregate of 1.6 million shares of common stock at a $3 and $4 per share conversion price. The Company is continuing its efforts to restructure its remaining aged trade payable accounts.



"Restructuring all of the Company's long-term debt was an essential step toward rebuilding EarthShell," said Essam Khashoggi, chairman of the board of EarthShell Corporation and EKI. "Today's news is significant in creating future positive momentum for EarthShell Corporation, enabling management to focus on executing EarthShell's business plan. Together with the entire EarthShell team, I remain fully committed to bringing this technology to market and achieving our goals."

"The EarthShell opportunity is genuinely unique and has the potential to revitalize the food service packaging industry," said Greg Hoffman, managing partner of MBS. "MBS is committed to what we believe will be an extremely profitable venture for both EarthShell and MBS. Our first goal as a licensee and investor is to bring EarthShell products to the marketplace to begin addressing the pent-up market demand waiting to be satisfied. We have independently confirmed customer demand for EarthShell Packaging within key market segments. The market is ready for EarthShell."

EarthShell Corporation is engaged in the licensing and commercialization of proprietary composite material technology for the manufacture of foodservice disposable packaging, including cups, plates, bowls, hinged-lid containers, and sandwich wraps. In addition to certain environmental characteristics, EarthShell Packaging is designed to be cost and performance competitive compared to other foodservice packaging materials.

For   more   information    about   EarthShell    Corporation,    please   visit
www.earthshell.com.

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This press release may contain  "forward-looking  statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties of other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Company's most recent Form 10-K and other documents filed by the Company with the Securities and Exchange Commission.